UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 1 to
                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939


                           Texon International Limited
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                               (Name of applicant)

                                  100 Ross Walk
                            Leicester LE4 5BX England
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                    (Address of principal executive offices)

Securities to Be Issued Under the Indenture to Be Qualified
                10% Senior Notes due 2010                       DM 61,250,00
--------------------------------------------------------------------------------
                     Title of Class                                Amount

        Approximate date of proposed public offering: The Effective Date under the Scheme of Arrangement (as defined herein), presently anticipated to be on or about November 22, 2002.

                     Name and address of agent for service:

                           Texon International Limited
                                  100 Ross Walk
                            Leicester LE4 5BX England

                                 With copies to:
                             Richard L. Nevins, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon written request of the obligor.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Texon International Limited, a corporation organized and existing under the laws of England and Wales, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunder affixed and attested, all in London, England, on the 12th day of December, 2002.

                                            TEXON INTERNATIONAL LIMITED



                                        By:    /s/ Peter Selkirk
                                            ------------------------------------
                                            Name:  Peter Selkirk
                                            Title: Chief Executive

ATTEST:

    /s/ Neil Fleming
------------------------------------
Name:   Neil Fleming
Title:  Finance Director and Company
         Secretary

Except for the amended cover page set forth above, this Application for Qualification on Form T-3 remains as filed with the Commission on November 25, 2002.